UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date October 7, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

Form 51-102F3

Material Change Report

Item 1.

Name and Address of Company

Minefinders Corporation Ltd.

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.

Date of Material Change

September 29, 2009 and October 7, 2009.

Item 3.

News Release

The News Release dated September 29, 2009 was forwarded to the Toronto Stock Exchange and NYSE Amex and was disseminated through Marketwire.

A copy of this News Release is attached as Schedule "A".

The News Release dated October 7, 2009 was forwarded to the Toronto Stock Exchange and NYSE Amex and was disseminated through Marketwire.

A copy of this News Release is attached as Schedule "B".

Item 4.

Summary of Material Change

On September 29, 2009, Minefinders Corporation Ltd. announced that it closed its previously announced C$66,030,000 bought deal offering consisting of 6,200,000 common shares that were issued at a price of C$10.65 per share.

On October 7, 2009, Minefinders Corporation Ltd. announced that the underwriting syndicate of its recently closed bought deal offering exercised in part their over-allotment option for the purchase of an additional 350,000 common shares at a price of C$10.65 per share for gross proceeds of C$3,727,500.

Item 5.

Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedules "A" and "B".

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Mark H. Bailey

President and Chief Executive Officer

Tel: 604.687.6263

Item 9.

Date of Report

Dated at Vancouver, BC, this 7th day of October, 2009.

Schedule "A"

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS CLOSES C$66 MILLION BOUGHT DEAL

September 29, 2009 – Vancouver, British Columbia – Minefinders Corporation Ltd. (“Minefinders” or the “Company”) today reported that the Company has closed its previously announced C$66,030,000 bought deal offering (the “Offering”) in which a syndicate of underwriters purchased 6,200,000 common shares (the “Common Shares”) from Minefinders for sale to the public at a price of C$10.65 per Common Share. The Company has granted the underwriters an option, for a period of 30 days following the closing of the Offering, to purchase up to an additional 900,000 Common Shares of the Offering to cover over-allotments.

The lead underwriters for the offering were BMO Capital Markets and Scotia Capital Inc. with an underwriting syndicate that also included Salman Partners Inc.

The gross proceeds of the offering were $66,030,000. The Company intends to use the net proceeds of the offering for debt repayment, continuing development of the La Bolsa property, further expansion and mill construction at the Dolores Mine and general corporate purposes.

A final prospectus supplement to the previously filed final base shelf prospectus setting out the details of the offering has been filed with the United States Securities and Exchange Commission and certain securities commissions in Canada and is available on www.sedar.com and www.sec.gov.  A copy of the final prospectus supplement may be obtained upon request by contacting Investor Relations at BMO Capital Markets, Distribution Department, 1 First Canada Place, B2 Level, Toronto, Ontario, M5X 1H3 (tel: 416-363-6996 x224), or in the United States from BMO Capital Markets, Corp., Attention: Lori Begley, 3 Times Square, 27th Floor, New York, New York, 10036 (tel: 212-885-4039).

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

Schedule "B"

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION

October 7, 2009 – Vancouver, British Columbia – Minefinders Corporation Ltd. (“Minefinders” or the “Company”) today reported that the underwriting syndicate of its recently closed bought deal offering, led by BMO Capital Markets and Scotia Capital Inc., has exercised in part their over-allotment option for the purchase of an additional 350,000 common shares of the Company at a price of C$10.65 per share for gross proceeds of C$3,727,500.

Together with the closing that occurred on September 29, 2009, Minefinders has issued an aggregate of 6,550,000 common shares at a price of C$10.65 per share for gross proceeds of C$69,757,500.

A final prospectus supplement to the previously filed final base shelf prospectus setting out the details of the offering has been filed with the United States Securities and Exchange Commission and certain securities commissions in Canada and is available on www.sedar.com and www.sec.gov.  A copy of the final prospectus supplement may be obtained upon request by contacting Investor Relations at BMO Capital Markets, Distribution Department, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 (tel: 416-363-6996 x224), or in the United States from BMO Capital Markets Corp., Attention: Lori Begley, 3 Times Square, 27th Floor, New York, New York, 10036 (tel:212-885-4039).

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com